UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Integrated Healthcare Holdings, Inc.
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(Name of Issuer)

Common Stock, $0.001 par value per share
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(Title of Class of Securities)

45821T 10 8
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(CUSIP Number)

Anil V. Shah, M.D.
2621 Bristol Street, #108
Santa Ana, California 92704
Telephone: (704) 434-9191
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2009
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Orange County Physicians Investment Network, LLC

2. Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)or 2(e) ☐

6. Citizenship or Place of Organization
Nevada

7. Sole Voting Power
NUMBER OF	73,798,430
SHARES
BENEFICIALLY	8. Shared Voting Power
OWNED BY	0
EACH
REPORTING	9. Sole Dispositive Power
PERSON	73,798,430
WITH
10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 73,798,430

12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ☐

13. Percent of Class Represented by Amount in Row (11) 28.9% (1)

14. Type of Reporting Person (See Instructions) OO

(1) Orange County Physicians Investment Network, LLC is the reporting person (“Reporting Person”). Pursuant to Rule 13d promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), Reporting Person hereby files this Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission ("Commission") filed by Reporting Person and Anil V. Shah, M.D. (“Dr. Shah”) on March 17, 2005, as amended by that certain Amendment No. 1 to Statement on Schedule 13D (“Amendment No. 1”). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Schedule 13D are to the rules and regulations promulgated under the Exchange Act.  The calculations and figures are based on the assumption that the entire lot of new issue common stock securities, totaling 60,000,000 shares, will be purchased by Dr. Shah, Reporting Person, and Kali D. Chaudruhi, M.D. (“Dr. Chaudruhi”) as prescribed by their respective Stock Purchase Agreements each dated April 2, 2009.

Item 1.                                         SECURITY AND ISSUER.

The securities that are the subject of this statement consist of common stock, par value $0.001 per share, of Integrated Healthcare Holdings, Inc. (the “Issuer”), a Nevada corporation, whose principal executive offices are located at 1301 North Tustin Ave., Santa Ana, California 92704. The telephone number of the principal executive offices of the Issuer is (714) 953-3625.

Item 2.	IDENTITY AND BACKGROUND

(a)	Orange County Physicians Investment Network, LLC. Referred to herein as the “Reporting Person”.

(b)	The principal business address of Reporting Person is 2621 South Bristol Street, #108, Santa Ana, California 92704.

(c)	The principal business of Reporting Person is to make investments in, and hold securities of, the Issuer.

(d)–(e)
During the last five years, Reporting Person and to the best of Reporting Person’s knowledge any person listed on Schedule A has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding they were or are subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Reporting Person is a Nevada limited liability company.

The name, citizenship, business address and present occupation of each manager and director of Reporting Person is listed on Schedule A attached hereto.

Item 3.                            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Working capital of Reporting Person were used in the transaction in which Reporting Person acquired the common shares being reported hereunder.

Item 4.              PURPOSE OF TRANSACTION.

(a)-(b)              On March 25, 2009 the Issuer, Reporting Person, Dr. Shah, Bruce Mogel (“Mogel”), Pacific Coast Holdings Investment, LLC (“PCHI”), West Coast Holdings, LLC (“WCH”), Dr. Kali P. Chaudhuri (“Dr. Chaudhuri”), Ganesha Realty, LLC (“Ganesha”), William E. Thomas (“Thomas”), Medical Capital Corporation (“MCC”), Medical Provider Financial Corporation I (“MPFCI”), Medical Provider Financial Corporation II (“MPFCII”) and Medical Provider Financial Corporation III (“MPFCIII”) entered into a Settlement Agreement, General Release and Covenant Not to Sue (“Settlement Agreement”), pursuant to which certain claims were resolved and pursuant to which Issuer and Reporting Person agreed to enter into that certain Stock Purchase Agreement dated April 2, 2009 (“OCPIN SPA”), Issuer and Dr. Shah agreed to enter into that certain Stock Purchase Agreement dated April 2, 2009 (“Dr. Shah SPA”), and Issuer and Dr. Chaudhuri agreed to enter into that certain Stock Purchase Agreement dated April 2, 2009 (“Dr. Chaudhuri SPA”).

Pursuant to the Settlement Agreement and OCPIN SPA, Reporting Person has the option to purchase up to 14,700,000 shares of Common Stock of the Issuer for a purchase price of Three Cents ($0.03) per share (the “OCPIN Share Allotment”).

Pursuant to the Settlement Agreement and Dr. Shah SPA, Dr. Shah has the option to purchase up to 14,700,000 shares of Common Stock of the Issuer for a purchase price of Three Cents ($0.03) per share (the “Dr. Shah Share Allotment”).  Under the Settlement Agreement, Reporting Person has the option to purchase any part of the Dr. Shah Share Allotment that Dr. Shah chooses not to purchase.

Pursuant to the Settlement and Dr. Chaudhuri SPA, Chauduri has the option to purchase up to 30,600,000 shares of Common Stock of the Issuer for a purchase price of Three Cents ($0.03) per share (the “Dr. Chauduri Share Allotment”).  Under the Settlement, Chauduri has the option to purchase up to fifty-one percent (51%) of the cumulative shares of the OCPIN Share Allotment and the Dr. Shah Share Allotment which the Reporting Person and Dr. Shah choose to purchase.

As specified in the Settlement Agreement, Dr. Shah and each of the members of Reporting Person have personal "tag along rights" so that certain purchases of shares of Issuer by Dr. Chaudhuri will allow Dr. Shah and each member of Reporting Person to also acquire shares.

The Settlement Agreement, OCPIN SPA and Dr. Shah SPA are furnished as an exhibit to this Report. The preceding description of the agreements are summary in nature and do not purport to be complete. This summary should be read in connection with the exhibit hereto.

(c) Not applicable.

(d) Pursuant to the Settlement Agreement the following changes are to be made to the Board of Directors of Issuer:

(1) Reporting Person will have a representative immediately appointed to the Board of Directors of Issuer.

(2) A voting agreement has been established for three years so that Reporting Person will be able to elect 2 members of the Board of Directors of Issuer.

Dr. Shah, Reporting Person, the members of Reporting Person, PCHI, WCH, the members of WCH, Dr. Chaudhuri and Ganesha entered into a Settlement Agreement No. 2 dated March 2009 (“Settlement Agreement No. 2”), pursuant to which certain claims were resolved and pursuant to which Dr. Chaudhuri, Dr. Shah, Reporting Person and the members of Reporting Person agreed to enter into a Shareholder Agreement (“Shareholder Agreement”).  As described by the Shareholder Agreement, Dr. Chaudhuri, Reporting Person and Dr. Shah agreed to certain procedures for the nomination of members of the Board of Directors of Issuer and agree to vote in favor of members of the Board of Directors in a certain order of priority.  The Settlement Agreement No. 2 and Shareholder Agreement are hereby incorporated by reference.

(e) Pursuant to the Settlement, details for which are provided in the attached exhibit, Issuer shall make certain payments which include payments of approximately $1,500,000 to Reporting Person and Dr. Shah pursuant to a payment schedule provided for in the Settlement.

(f) Reporting Person currently has no plans or proposals that relate to changes in the business or corporate structure.  Reporting Person, however, may at any time and from time to time, review or reconsider his position with respect to any of such matters.

(g) In connection with the Settlement Agreement and the SPA, the Issuer will approve an amendment to its Bylaws limiting the members of the Board of Directors of Issuer to seven. Issuer will also approve and amend Section 4 of Article III of its Bylaws, effective immediately after Issuer’s 2009 Annual Meeting of Shareholders (“Annual Meeting”), that shareholders who own over fifteen percent or more of the voting stock of the Issuer are entitled to call one special shareholders’ meeting per year.  Issuer will appoint an OCPIN representative selected by a majority-in-interest of the OCPIN to fill the seat to be vacated by Ken Westbrook at closing until the Annual Meeting.

ITEM 5.                                       INTEREST IN SECURITIES OF ISSUER

(a) See Item 4 above. Reporting Person may be deemed to be the beneficial owner of up to a maximum of 73,798,430 shares of Issuer’s Common Stock, of which 14,700,000 are options to purchase pursuant to the Settlement and OCPIN SPA.  Reporting Person believes that as of the date hereof there were 255,307,262 shares of Issuer’s Common Stock outstanding, including 60,000,000 shares of Issuer’s Common Stock dedicated pursuant to the Settlement Agreement, but not including up to 15,866,271 shares of Common Stock which may be issued under the Issuer’s 2006 Stock Incentive Plan, as described in the Issuer’s recent Schedule 14C, filed with the Securities Exchange Commission on March 17, 2009.  This amount represents 28.9% of the Issuer’s Common Stock.

(b) Items 7 – 11 on the cover page are hereby incorporated by reference into this Item 5(b).

(c) Except as described herein, Reporting Person has not affected any transactions in the Common Stock of Issuer during the past 60 days, and to the best of Reporting Person’s knowledge no person listed on Schedule A hereto except Dr. Shah has effected any transactions in shares of Common Stock of the Issuer during the past 60 days.

(d) To the knowledge of Reporting Person, no person other than Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Reporting Person.

(e) Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Items 4 and 5 are hereby incorporated by reference.

Under the Shareholder Agreement, if Dr. Chaudhuri, Reporting Person and/or Dr. Shah fail to vote their shares in favor of performing such procedures, the breaching party is deemed immediately upon the existence of such breach to have granted the Chief Executive Officer of Issuer a proxy to represent and vote such breaching party’s shares to ensure that such procedures are followed.  Settlement Agreement No. 2 and its exhibit the Shareholder Agreement are hereby incorporated by reference.

Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Reporting Person or the persons identified on Schedule A and any other person, or between the person identified on Schedule A, with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.                             Material to be Filed as Exhibits.

Exhibit	Description

1
 Settlement Agreement, General Release and Covenant Not to Sue, dated as of March 25, 2009, by and between Issuer, Dr. Shah, Reporting Person, Mogel, PCHI, WCH, Dr. Chaudhuri, Ganesha, Thomas, MCC, MPFCI, MPFCII and MPFCIII (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer dated March 25, 2009).

2
 Stock Purchase Agreement, dated as of April 2, 2009, by and between Issuer and Reporting Person (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer dated March 25, 2009).

3
 Stock Purchase Agreement, dated as of April 2, 2009, by and between Issuer and Dr. Shah (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Issuer dated March 25, 2009).

4	Settlement Agreement No. 2, dated March 2009, by and between Dr. Shah, Reporting Person, the members of Reporting Person, PCHI, WCH, the members of WCH, Dr. Chaudhuri and Ganesha. *

5	Shareholder Agreement by and between Dr. Chaudhuri, Dr. Shah, Reporting Person and the members of Reporting Person. *

* These exhibits shall be incorporated by an amendment to this Amendment No. 2.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2009

Orange County Physicians Investment Network, LLC

	By:	/s/ Anil V. Shah, M.D.
Name: Anil V. Shah, M.D.
Its: Co-Manager

By:	/s/ John L. Glavinovich
Name: John L. Glavinovich
Its: Co-Manager

Schedule A

Managers and Directors of

Orange County Physicians Investment Network, LLC

The name, title, citizenship, principal occupation and business address of each of the managers and directors of Orange County Physicians Investment Network, LLC are set forth below:

Name (Title)	Principal Occupation	Business Address
Anil V. Shah M.D. (Director and Manager)	Physician	2621 S. Bristol Street, #304 Santa Ana, California 92704
John Glavinovich (Director and Manager)	Physician	2621 S. Bristol Street, #304 Santa Ana, California 92704
Jacob Sweidan (Director)	Physician	2621 S. Bristol Street, #304 Santa Ana, California 92704
Surinder Dang (Director)	Physician	2621 S. Bristol Street, #304 Santa Ana, California 92704
Dan Frank (Director)	Health Care Executive	2621 S. Bristol Street, #304 Santa Ana, California 92704

*Each of the individuals indentified above is a US citizen